Exhibit 99.1
The Independent Committee of the Board of Directors of Tongjitang
Appoints Morgan Stanley Asia Limited as its Financial Advisor
SHENZHEN, China, June 1, 2010 — The Independent Committee of the Board of Directors of Tongjitang Chinese Medicines Company (“Tongjitang” or the “Company”; NYSE: TCM), comprising of the Company’s three independent directors, Dr. Harry K. Genant, Mr. David R. White and Mr. Yongcun Chen (the “Independent Committee”), announced today that Morgan Stanley Asia Limited (“Morgan Stanley”) has been appointed as its independent financial advisor. In addition, the Independent Committee retained Sheppard, Mullin, Richter & Hampton LLP to serve as its United States law counsel and Thorp Alberga to serve as its Cayman Islands law counsel.
Morgan Stanley will assist the Independent Committee to evaluate the previously announced proposal from Hanmax Investment Ltd. and Fosun Industrial Co., Ltd. to acquire all of the outstanding ordinary shares of the Company (including ordinary shares outstanding in the form of American Depositary Shares) not currently owned by Hanmax Investment Ltd. or Fosun Industrial Co., Ltd. If implemented, this merger transaction would, under Cayman Islands laws, result in the Company becoming a privately-held company.
About Tongjitang Chinese Medicines Company
Tongjitang Chinese Medicines Company, through its operating subsidiaries Tongjitang Pharmaceutical, Tongjitang Distribution, Tongjitang Chain Stores, Guizhou Long-Life Pharmaceutical Company Limited, Qinghai Pulante and Anhui Jingfang, is a vertically integrated specialty pharmaceutical company focused on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.
Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi. In addition to Xianling Gubao, the Company manufactures and markets 36 other modernized traditional Chinese medicine products and 37 western medicines. Please visit www.tongjitang.com for more information.
CONTACT
ICR, Inc.
Ashley M. Ammon or Christine Duan
203-682-8200 (Investor Relations)